

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2010

Mickey L. Jones
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

> **Re:** **Citizens Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-13222**

Dear Mr. Jones:

We have completed our review of your Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-K/A for the Fiscal Year Ended December 31, 2008 and Form 10-Q for the Quarterly Period Ended September 30, 2009 and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney